Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 39,152 units in October 2019

Continued focus on retail sales and reducing system inventory in preparation to BS6 transition

Mumbai, November 1, 2019: Tata Motors Limited today announced its sales in the domestic & international market, for the month of October 2019, which stood at 41,354 vehicles, compared to 62,264 units during October 2018.

Domestic Sales Performance:

	Oct '19	Oct '18	% Change	FY20	FY19	% Change
Total Domestic Sales	39,152	57,710	-32%	265,485	397,062	-33%

Domestic - Commercial Vehicles:

According to Mr. Girish Wagh, President, Commercial Vehicles Business Unit, Tata Motors Ltd., “With our continued focus on retail acceleration, retails in October were 24% ahead of wholesale. Additionally, wholesales improved by 7% over September. The enquiries have increased compared to last month in M&HCV and I&LCV, with fleet owners initiating discussions for replacement of older vehicles. We will continue our focus on system stock reduction as we prepare for the BS6 transition. Overall system stock is now at a multi-quarter low, which coupled with increasing enquiries, and the government’s thrust on infrastructure investments, will help firm-up volumes and realisations in the coming months.”

Category	Oct'19	Oct'18	% Change	FY20	FY19	% Change
M&HCV	4,893	13,185	-63%	47,224	90,348	-48%
I & LCV	3,832	4,841	-21%	25,832	31,333	-18%
SCV & Pick up	15,552	18,209	-15%	92,866	1,18,155	-21%
Passenger Carriers	1,706	3,185	-46%	23,551	32,071	-27%
Total Domestic	25,983	39,420	-34%	1,89,473	2,71,907	-30%
CV Exports	2,019	4,393	-54%	17,488	31,305	-44%
Total CV	28,002	43,813	-36%	2,06,961	3,03,212	-32%

Total M&HCV sales in October including M&HCV Truck, Buses and International Business stood at 6,349 units compared to 15,984 units last year.

Domestic - Passenger Vehicles:

According to Mr. Mayank Pareek, President, Passenger Vehicles Business Unit, Tata Motors Ltd., “In line with our New Paradigm, focus was on retail. Results have been encouraging with retails at 36% more than wholesale. Customer response was positive to festive offers and our new product launches like Harrier Dark edition and Nexon Kraz+. In October retail sales were the highest in this fiscal recording a 70% increase month-on-month.

In this fiscal, network stock has been reduced by 38%. October end network stock is the lowest in last two years. This will help our network to be prepared for a smooth BS6 transition. Our endeavour is to enhance the retail capability by continuously adding new sales outlets and executives. We remain optimistic that the positive sentiments of the festive season will lead to a structural recovery in the market.”

Category	Oct '19	Oct '18	% Change	FY20	FY19	% Change
Total PV	13,169	18,290	-28%	76,012	125,155	-39%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.